Exhibit 11

EARNINGS PER SHARE

Net income for the year ended December 31, 2005	$22,726,000
Weighted average common shares outstanding	16,415,1821
Assumed incremental common shares issued upon exercise of stock options	286,964
Weighted average common shares for diluted earnings per share	16,702,146
Earnings per common share - basic	$1.38
Earnings per common share - diluted	$1.36